KKR Financial Holdings LLC

Pricing Term Sheet

Pricing Term Sheet	Filed pursuant to Rule 433
dated January 12, 2010	Registration No. 333-143451
Supplementing the Preliminary
Prospectus Supplement
dated January 11, 2010
(To Prospectus dated March 3, 2009)

KKR FINANCIAL HOLDINGS LLC

7.50% Senior Convertible Notes due January 15, 2017 (the “Notes”)

This communication should be read in conjunction with the registration statement dated March 3, 2009, the accompanying prospectus and the preliminary prospectus supplement dated January 11, 2010. The information in this communication amends and supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

Issuer:	KKR Financial Holdings LLC (NYSE: KFN)

Size:	$150,000,000 or $172,500,000 if the Underwriters exercise in full their over-allotment option

Maturity:	January 15, 2017, unless earlier redeemed, repurchased or converted

Interest:	7.50% per annum, accruing from the settlement date

Interest Payment Dates:	Each January 15 and July 15, commencing July 15, 2010

Closing Price of Common Stock:	$6.68 per share on January 11, 2010

Conversion Premium:	Approximately 22.5% over the closing price on January 11, 2010

Initial Conversion Price:	Approximately $8.18 per share of common stock

Initial Conversion Rate:	122.2046 shares of common stock per $1,000 principal amount of notes

Pricing Date:	January 12, 2010

Settlement Date:	January 15, 2010

Price to Public:	$1,000 per $1,000 principal amount of notes

Underwriting Discount:	3.00%

Net Proceeds to Issuer (before expenses):	$145,500,000 (or $167,325,000 if the over-allotment option is exercised in full)

CUSIP:	48248A AD0

ISIN:	US48248AAD00

Underwriters:	BofA Merrill Lynch, Citi, J.P. Morgan Securities Inc. are joint book-running managers. KKR Capital Markets LLC is co-manager.

Adjustment to Conversion Rate upon a Make-Whole Fundamental Change, an Exercise of Our Right to Redeem the Notes or an Exercise of Our Right to Terminate Holders’ Conversion Rights.

The following table sets forth the share price and effective date which will determine the number of additional shares to be added to the conversion rate per $1,000 principal amount of notes upon any conversion of notes in connection with a make-whole fundamental change, an exercise of our right to redeem the notes or an exercise of our right to terminate holders’ conversion rights:

Effective Date	$6.68	$7.00	$8.00	$9.00	$10.00	$12.50	$15.00	$17.50	$20.00	$22.50	$25.00	$50.00
January 15, 2010	27.4960	25.9061	20.5505	16.7825	14.0184	9.5812	6.9799	5.3149	4.1648	3.3142	2.6618	1.1865
January 15, 2011	27.4960	26.1654	20.5824	16.7086	13.9044	9.4862	6.9496	5.3092	4.1598	3.3098	2.6578	1.1865
January 15, 2012	27.4960	26.0881	20.2254	16.2300	13.4010	9.0588	6.6457	5.1144	4.0503	3.2642	2.6554	1.1865
January 15, 2013	27.4960	25.6010	19.3704	15.2381	12.3901	8.2037	5.9957	4.6382	3.7088	3.0250	2.4971	1.1358
January 15, 2014	27.4960	24.6177	17.8668	13.5533	10.7013	6.7880	4.8989	3.7977	3.0619	2.5241	2.1080	0.9721
January 15, 2015	27.4960	23.1327	15.5534	10.9734	8.1455	4.7146	3.3206	2.5832	2.1060	1.7574	1.4858	0.6949
January 15, 2016	27.4960	20.8744	11.6792	6.6680	4.0270	1.7172	1.1670	0.9299	0.7721	0.6518	0.5556	0.2623
January 15, 2017	27.4960	20.6525	2.7954	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share price and effective date may not be set forth in the table above, in which case:

•                  if the share price is between two share price amounts in the table or the effective date is between two dates in the table, the additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year;

•                  if the share price is equal to or in excess of $50.00 per common share (subject to adjustment), no additional shares will be issued upon conversion; and

•                  if the share price is less than $6.68 per common share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of our common shares issuable upon conversion exceed 149.7006 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate is subject to adjustment as set forth under “Description of Notes — Conversion Rate Adjustments” in the preliminary prospectus supplement.

The Issuer has filed a registration statement (including a prospectus ) with the Securities and Exchange Commission for the offering to which this communication relates and a preliminary prospectus supplement relating to the offering. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citi toll free at 1-877-858-5407, J.P. Morgan Securities Inc. toll free at 1-866-803-9204 or BofA Merrill Lynch toll free at 1-866-500-5408.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.